EXHIBIT 4
                                                                       ---------


------------------------------------  -----------------------------------------
SUPPLEMENTARY
OIL & GAS
INFORMATION (UNAUDITED)
------------------------------------  -----------------------------------------


This supplementary oil and natural gas information is provided in accordance with the United States FAS 69, "Disclosures about Oil and Gas Producing Activities", and where applicable is reconciled to the US GAAP financial information.

NET PROVED OIL AND NATURAL GAS RESERVES

The Company retains independent petroleum engineering consultants to evaluate the majority of the Company's proved oil and natural gas reserves, with the remainder evaluated by the Company's internal petroleum engineers.

o For the year ended December 31, 2003, the reports by Sproule Associates Limited ("Sproule") covered 100% of the Company's reserves;

o For the year ended December 31, 2002, the reports by Sproule covered 89% of the Company's reserves; and

o For the year ended December 31, 2001, the reports by Sproule covered 91% of the Company's reserves.

Proved oil and natural gas reserves are the estimated quantities of oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Estimates of oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company's proved and proved developed oil and natural gas reserves, net of royalties, as at December 31, 2003, 2002 and 2001:

OIL AND NATURAL GAS LIQUIDS (mmbbl)        NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA    TOTAL
========================================================================================================
Net proved reserves
--------------------------------------------------------------------------------------------------------
RESERVES, DECEMBER 31, 2000                          568            93                      30      691
--------------------------------------------------------------------------------------------------------
Extensions and discoveries                            13            --                      37       50
--------------------------------------------------------------------------------------------------------
Purchases of reserves in place                        14            --                       8       22
--------------------------------------------------------------------------------------------------------
Sales of reserves in place                            (1)           --                      --       (1)
--------------------------------------------------------------------------------------------------------
Production                                           (54)          (13)                     (1)     (68)
--------------------------------------------------------------------------------------------------------
Revisions of previous estimates                       43            (2)                    (14)      27
========================================================================================================
RESERVES, DECEMBER 31, 2001                          583            78                      60      721
--------------------------------------------------------------------------------------------------------
Extensions and discoveries                            26             1                      14       41
--------------------------------------------------------------------------------------------------------
Purchases of reserves in place                        44           114                      --      158
--------------------------------------------------------------------------------------------------------
Sales of reserves in place                            (1)          (18)                     --      (19)
--------------------------------------------------------------------------------------------------------
Production                                           (55)          (13)                     (2)     (70)
--------------------------------------------------------------------------------------------------------
Revisions of previous estimates                      (26)           40                       3       17
========================================================================================================
RESERVES, DECEMBER 31, 2002                          571           202                      75      848
--------------------------------------------------------------------------------------------------------
Extensions and discoveries                            55            --                      13       68
--------------------------------------------------------------------------------------------------------
Improved recovery                                      9            --                      --        9
--------------------------------------------------------------------------------------------------------
Purchases of reserves in place                         7            27                      --       34
--------------------------------------------------------------------------------------------------------
Sales of reserves in place                            --            --                      --       --
--------------------------------------------------------------------------------------------------------
Production                                           (56)          (21)                     (4)     (81)
--------------------------------------------------------------------------------------------------------
Revisions of previous estimates                        2            14                       1       17
========================================================================================================
RESERVES, DECEMBER 31, 2003                          588           222                      85      895
--------------------------------------------------------------------------------------------------------
Net proved developed reserves:
--------------------------------------------------------------------------------------------------------
   December 31, 2000                                 328            61                       2      391
--------------------------------------------------------------------------------------------------------
   December 31, 2001                                 344            51                      20      415
--------------------------------------------------------------------------------------------------------
   December 31, 2002                                 340           107                      27      474
--------------------------------------------------------------------------------------------------------
   DECEMBER 31, 2003                                 348           138                      23      509
========================================================================================================


82  ANNUAL REPORT 2003

NATURAL GAS (bcf)                          NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA    TOTAL
========================================================================================================
Net proved reserves
--------------------------------------------------------------------------------------------------------
RESERVES, DECEMBER 31, 2000                        1,895            91                      53    2,039
--------------------------------------------------------------------------------------------------------
Extensions and discoveries                           379            --                      --      379
--------------------------------------------------------------------------------------------------------
Purchases of reserves in place                       134            --                      23      157
--------------------------------------------------------------------------------------------------------
Sales of reserves in place                           (20)           --                      --      (20)
--------------------------------------------------------------------------------------------------------
Production                                          (255)           (4)                     --     (259)
--------------------------------------------------------------------------------------------------------
Revisions of previous estimates                      (69)            7                      (9)     (71)
========================================================================================================
RESERVES, DECEMBER 31, 2001                        2,064            94                      67    2,225
--------------------------------------------------------------------------------------------------------
Extensions and discoveries                           106            --                       4      110
--------------------------------------------------------------------------------------------------------
Purchases of reserves in place                       699            18                      --      717
--------------------------------------------------------------------------------------------------------
Sales of reserves in place                            (3)          (56)                     --      (59)
--------------------------------------------------------------------------------------------------------
Production                                          (346)          (10)                     (1)    (357)
--------------------------------------------------------------------------------------------------------
Revision of previous estimates                       (74)           25                       1      (48)
========================================================================================================
RESERVES, DECEMBER 31, 2002                        2,446            71                      71    2,588
--------------------------------------------------------------------------------------------------------
Extensions and discoveries                           301            --                       6      307
--------------------------------------------------------------------------------------------------------
Improved recovery                                      8            --                      --        8
--------------------------------------------------------------------------------------------------------
Purchases of reserves in place                        50            19                      --       69
--------------------------------------------------------------------------------------------------------
Sales of reserves in place                            (3)           --                      --       (3)
--------------------------------------------------------------------------------------------------------
Production                                          (355)          (17)                     (3)    (375)
--------------------------------------------------------------------------------------------------------
Revision of previous estimates                       (21)          (11)                    (10)     (42)
========================================================================================================
RESERVES, DECEMBER 31, 2003                        2,426            62                      64    2,552
--------------------------------------------------------------------------------------------------------
Net proved developed reserves:
--------------------------------------------------------------------------------------------------------
   December 31, 2000                               1,569            32                      --    1,601
--------------------------------------------------------------------------------------------------------
   December 31, 2001                               1,845            19                      16    1,880
--------------------------------------------------------------------------------------------------------
   December 31, 2002                               2,185            57                      27    2,269
--------------------------------------------------------------------------------------------------------
   DECEMBER 31, 2003                               2,140            46                      12    2,198
========================================================================================================

CAPITALIZED COSTS RELATED TO OIL AND NATURAL GAS ACTIVITIES

                                                                      2003
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Proved properties                               $ 15,125       $ 1,917                $    568   $  17,610
-----------------------------------------------------------------------------------------------------------
Unproved properties                                  789            56                     237       1,082
===========================================================================================================
                                                  15,914         1,973                     805      18,692
-----------------------------------------------------------------------------------------------------------
Less: accumulated depletion and
      depreciation                                (4,984)         (534)                   (140)     (5,658)
===========================================================================================================
Net capitalized costs                           $ 10,930       $ 1,439                $    665   $  13,034
===========================================================================================================

                                                                      2002
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Proved properties                               $ 13,197       $ 1,559                $    480   $  15,236
-----------------------------------------------------------------------------------------------------------
Unproved properties                                  667            62                     132         861
===========================================================================================================
                                                  13,864         1,621                     612      16,097
-----------------------------------------------------------------------------------------------------------
Less: accumulated depletion and
      depreciation                                (3,679)         (344)                    (94)     (4,117)
===========================================================================================================
Net capitalized costs                           $ 10,185       $ 1,277                $    518   $  11,980
===========================================================================================================

                                                                      2001
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Proved properties                               $  9,001       $   991                $    377   $  10,369
-----------------------------------------------------------------------------------------------------------
Unproved properties                                  424            60                      48         532
===========================================================================================================
                                                   9,425         1,051                     425      10,901
-----------------------------------------------------------------------------------------------------------
Less: accumulated depletion and
      depreciation                                (2,694)         (185)                    (15)     (2,894)
Net capitalized costs                           $  6,731       $   866                $    410   $   8,007
===========================================================================================================


83  ANNUAL REPORT 2003

Supplementary oil & gas information (unaudtied)


COSTS INCURRED IN OIL AND NATURAL GAS ACTIVITIES

                                                                      2003
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Property acquisitions
-----------------------------------------------------------------------------------------------------------
   Proved                                       $    236       $   100                $     --   $     336
-----------------------------------------------------------------------------------------------------------
   Unproved                                          116            23                      --         139
-----------------------------------------------------------------------------------------------------------
Exploration                                          190            47                      28         265
-----------------------------------------------------------------------------------------------------------
Development                                        1,227           193                     148       1,568
===========================================================================================================
Finding and development costs                      1,769           363                     176       2,308
-----------------------------------------------------------------------------------------------------------
Asset retirement costs                                80            59                       9         148
-----------------------------------------------------------------------------------------------------------
Actual retirement expenditures                       (30)           (1)                     (9)        (40)
===========================================================================================================
Costs incurred                                  $  1,819       $   421                $    176   $   2,416
===========================================================================================================

                                                                      2002
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Property acquisitions
-----------------------------------------------------------------------------------------------------------
   Proved                                       $  3,367       $   373                $     --   $   3,740
-----------------------------------------------------------------------------------------------------------
   Unproved                                          369            28                      30         427
-----------------------------------------------------------------------------------------------------------
Exploration                                           96            10                      81         187
-----------------------------------------------------------------------------------------------------------
Development                                          607           145                      74         826
===========================================================================================================
Costs incurred                                  $  4,439       $   556                $    185   $   5,180
===========================================================================================================

                                                                      2001
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Property acquisitions
-----------------------------------------------------------------------------------------------------------
   Proved                                       $    647       $    --                $     62   $     709
-----------------------------------------------------------------------------------------------------------
   Unproved                                           73             4                      --          77
-----------------------------------------------------------------------------------------------------------
Exploration                                           61            25                      64         150
-----------------------------------------------------------------------------------------------------------
Development                                          848            68                      78         994
===========================================================================================================
Costs incurred                                  $  1,629       $    97                $    204   $   1,930
===========================================================================================================


RESULTS OF OPERATIONS FROM OIL AND NATURAL GAS PRODUCING ACTIVITIES

The Company's results of operations from oil and natural gas producing activities for the years ended
December 31, 2003, 2002 and 2001 are summarized in the following tables:

                                                                      2003
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Oil and natural gas revenue, net of royalties   $  3,961       $   962                $    150   $   5,073
-----------------------------------------------------------------------------------------------------------
Production                                          (845)         (314)                    (38)     (1,197)
-----------------------------------------------------------------------------------------------------------
Transportation                                      (263)          (30)                     (1)       (294)
-----------------------------------------------------------------------------------------------------------
Depletion, depreciation and amortization          (1,203)         (250)                    (42)     (1,495)
-----------------------------------------------------------------------------------------------------------
Accretion of asset retirement obligation             (23)          (39)                     (1)        (63)
-----------------------------------------------------------------------------------------------------------
Petroleum revenue tax                                 --           (97)                     --         (97)
-----------------------------------------------------------------------------------------------------------
Income tax                                          (673)          (93)                    (24)       (790)
===========================================================================================================
Results of operations                           $    954       $   139                $     44   $   1,137
===========================================================================================================

                                                                      2002
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Oil and natural gas revenue, net of royalties   $  3,045       $   579                $     99   $   3,723
-----------------------------------------------------------------------------------------------------------
Production                                          (656)         (229)                    (35)       (920)
-----------------------------------------------------------------------------------------------------------
Transportation                                      (273)          (20)                     --        (293)
-----------------------------------------------------------------------------------------------------------
Depletion, depreciation and amortization          (1,024)         (193)                    (80)     (1,297)
-----------------------------------------------------------------------------------------------------------
Petroleum revenue tax                                 --           (51)                     --         (51)
-----------------------------------------------------------------------------------------------------------
Income tax                                          (431)          (34)                     11        (454)
===========================================================================================================
Results of operations                           $    661       $    52                $     (5)  $     708
===========================================================================================================

                                                                      2001
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Oil and natural gas revenue, net of royalties   $  2,610       $   506                $     41   $   3,157
-----------------------------------------------------------------------------------------------------------
Production                                          (597)         (123)                    (27)       (747)
-----------------------------------------------------------------------------------------------------------
Transportation                                      (166)          (11)                     --        (177)
-----------------------------------------------------------------------------------------------------------
Depletion, depreciation and amortization            (737)         (129)                    (24)       (890)
-----------------------------------------------------------------------------------------------------------
Loss on sale of US assets                            (24)           --                      --         (24)
-----------------------------------------------------------------------------------------------------------
Petroleum revenue tax                                 --           (59)                     --         (59)
-----------------------------------------------------------------------------------------------------------
Income tax                                          (447)          (55)                      3        (499)
===========================================================================================================
Results of operations                           $    639       $   129                $     (7)  $     761
===========================================================================================================


84  CANADIAN NATURAL

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN

The following standardized measure of discounted future net cash flows from proved oil and natural gas reserves has been computed using year-end sales prices and costs and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

o Future production will include production not only from proved properties, but may also include production from probable and potential reserves;

o Future production of oil and natural gas from proved properties will differ from reserves estimated;

o    Future production rates will vary from those estimated;

o    Future rather than year-end sales prices and costs will apply;

o Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;

o Future estimated income taxes do not take into account the effects of future exploration expenditures; and

o Future development and site restoration costs will differ from those estimated.

Future net revenues, development, production and restoration costs have been based upon the estimates referred to above.

The following tables summarize the Company's future net cash flows relating to proved oil and natural gas reserves based on the standardized measure as prescribed in FAS 69:

                                                                      2003
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Future cash inflows                             $ 32,720       $ 9,099                $  3,192   $  45,011
-----------------------------------------------------------------------------------------------------------
Future production costs                           (9,480)       (3,015)                 (1,179)    (13,674)
-----------------------------------------------------------------------------------------------------------
Future development and site restoration costs     (2,393)       (1,749)                   (697)     (4,839)
-----------------------------------------------------------------------------------------------------------
Future income taxes                               (7,295)       (2,801)                     --     (10,096)
===========================================================================================================
Future net cash flows                             13,552         1,534                   1,316      16,402
-----------------------------------------------------------------------------------------------------------
10% annual discount for timing of
   future cash flows                              (6,203)         (336)                   (432)     (6,971)
===========================================================================================================
Standardized measure of future net cash flows   $  7,349       $ 1,198                $    884   $   9,431
===========================================================================================================

                                                                      2002
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Future cash inflows                             $ 34,980       $ 9,682                $  3,206   $  47,868
-----------------------------------------------------------------------------------------------------------
Future production costs                           (7,238)       (3,250)                   (911)    (11,399)
-----------------------------------------------------------------------------------------------------------
Future development and site restoration costs     (1,770)       (1,691)                   (616)     (4,077)
-----------------------------------------------------------------------------------------------------------
Future income taxes                               (8,046)       (2,991)                     --     (11,037)
===========================================================================================================
Future net cash flows                             17,926         1,750                   1,679      21,355
-----------------------------------------------------------------------------------------------------------
10% annual discount for timing of
   future cash flows                              (7,361)         (434)                   (556)     (8,351)
===========================================================================================================
Standardized measure of future net cash flows   $ 10,565       $ 1,316                $  1,123   $  13,004
===========================================================================================================

                                                                      2001
-----------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)             NORTH AMERICA     NORTH SEA    OFFSHORE WEST AFRICA       TOTAL
===========================================================================================================
Future cash inflows                             $ 18,565       $ 3,089                $  1,587   $  23,241
-----------------------------------------------------------------------------------------------------------
Future production costs                           (6,587)       (1,368)                   (576)     (8,531)
-----------------------------------------------------------------------------------------------------------
Future development and site restoration costs     (1,204)         (354)                   (556)     (2,114)
-----------------------------------------------------------------------------------------------------------
Future income taxes                               (2,576)         (549)                     --      (3,125)
===========================================================================================================
Future net cash flows                              8,198           818                     455       9,471
10% annual discount for timing of
   future cash flows                              (3,136)         (241)                   (133)     (3,510)
===========================================================================================================
Standardized measure of future net cash flows   $  5,062       $   577                $    322   $   5,961
===========================================================================================================

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)                                                2003        2002        2001
===========================================================================================================
Sales of oil and natural gas produced, net of production costs           $  (3,582)  $  (2,510)  $  (2,232)
-----------------------------------------------------------------------------------------------------------
Net changes in sales prices and production costs                            (2,750)      8,453      (9,685)
-----------------------------------------------------------------------------------------------------------
Extensions, discoveries and improved recovery                                1,360         972       1,027
-----------------------------------------------------------------------------------------------------------
Changes in estimated future development costs                                 (346)     (1,284)       (174)
-----------------------------------------------------------------------------------------------------------
Purchases of proved reserves in place                                          594       4,973         413
-----------------------------------------------------------------------------------------------------------
Sales of proved reserves in place                                               (8)       (494)        (34)
-----------------------------------------------------------------------------------------------------------
Revisions of previous reserve estimates                                        144         360          56
-----------------------------------------------------------------------------------------------------------
Accretion of discount                                                        2,000         794       1,745
-----------------------------------------------------------------------------------------------------------
Changes in production timing and other                                      (1,411)        502        (726)
-----------------------------------------------------------------------------------------------------------
Net change in income taxes                                                     426      (4,723)      3,692
===========================================================================================================
Net change                                                                  (3,573)      7,043      (5,918)
-----------------------------------------------------------------------------------------------------------
Balance - beginning of year                                                 13,004       5,961      11,879
===========================================================================================================
Balance - end of year                                                    $   9,431   $  13,004   $   5,961
===========================================================================================================


85 ANNUAL REPORT 2003